Exhibit 5.5
July 15, 2010
Pinnacle Entertainment, Inc.
8918 Spanish Ridge Avenue
Las Vegas, Nevada 89148
     Re:      Pinnacle Entertainment, Inc.
Ladies and Gentlemen:
     We have acted as special counsel to Casino Magic Corp., a Minnesota corporation, in connection with the filing by Pinnacle Entertainment, Inc. (“Pinnacle”) with the Securities and Exchange Commission (the “Commission”) of a registration statement on Form S-4 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”). The Registration Statement relates to the proposed issuance by Pinnacle of $350 million aggregate principal amount of its new 8.75% Senior Subordinated Notes due 2020 (the “Exchange Notes”), in connection with the proposed exchange of $1,000 principal amount of the Exchange Notes for each $1,000 principal amount of its outstanding 8.75% Senior Subordinated Notes due 2020 (the “Old Notes” and, collectively with the Exchange Notes, the “Notes”). The Exchange Notes will contain guarantees (the “Guarantees”) by the Guarantors (as defined in the Indenture (as defined below)), including Casino Magic Corp. (the “Minnesota Guarantor”). The Exchange Notes and the Guarantees, upon issuance, will be governed by the Indenture dated as of May 6, 2010 (the “Indenture”) by and among Pinnacle, the Guarantors, and The Bank of New York Mellon Trust Company, N.A., a New York banking corporation, as trustee (the “Trustee”). This opinion letter is delivered in accordance with the requirements of Item 601(b)(5) of Regulation S-K under the Securities Act.
     In connection with this opinion, we have examined the Registration Statement and the Prospectus, the forms of the Indenture and Notes (including the Guarantees), and such other corporate proceedings, documents and matters, each as amended to date, of the Minnesota Guarantor, and such other corporate proceedings, documents and matters as we have deemed necessary or appropriate as a basis for this opinion.
     Without limiting the generality of the foregoing, in our examination, we have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified or photostatic copies and the authenticity of the originals of such latter documents. As to certain facts material to this opinion, we have relied upon, without independent verification, the accuracy and completeness of certificates or comparable documents of public officials and certificates and the oral or written statements and factual representations of officers, directors and other representatives of the Company, the Minnesota Guarantor, and others.
     Based upon the foregoing, and subject to the assumptions and limitations set forth herein, we are of the opinion that that the Guarantees to which the Minnesota Guarantor is a party have been duly authorized by such Minnesota Guarantor.
     The opinions set forth herein are expressly limited to the laws of the State of Minnesota, and we do not purport to be experts on, or to express any opinion herein concerning, or to assume any responsibility as to the applicability to or the effect on any of the matters covered herein of, any other laws, including any federal securities law, or any state securities or “blue sky” laws or regulations.
     We consent to your filing this opinion as an exhibit to Pinnacle’s Registration Statement on Form S-4 dated on or about July 16, 2010, and, if required by the rules of the Commission, to the use of our name under the caption “Legal Matters” in the Prospectus. We also consent to reliance on this opinion by Irell and Manella. In giving such consents, we do not admit that we are experts within the meaning of the Securities Act or the rules and regulations thereunder or that this consent is required by Section 7 of the Securities Act.
Very truly yours,
/s/ Briol & Associates, PLLC
Briol & Associates, PLLC